Exhibit 17

May 2, 2005

Board of Directors/Executive Management

Intelligent Motor Cars

1600 W. Sunrise Blvd

Fort Lauderdale, FL 33311

To the Board of Directors:

This notice shall serve as my resignation from Intelligent Motor Cars as Chief Operating Officer and as a member of the Board of Directors, effective this day.

/s/ MICHAEL MAGOLNICK
Michael Magolnick